Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267431

March 23, 2023

$1,200,000,000

$750,000,000 4.750% Notes due 2033 (the “2033 Notes”)

$450,000,000 5.250% Notes due 2053 (the “2053 Notes”)

FINAL TERM SHEET

March 23, 2023

Issuer:	Prologis, L.P.

Expected Ratings:*	A3 Stable (Moody’s) / A Stable (S&P)

Trade Date:	March 23, 2023

Settlement Date:	March 30, 2023 (T+5)

Joint Book-Running Managers:	BofA Securities, Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC Mizuho Securities USA LLC MUFG Securities Americas Inc.
Senior Co-Managers:

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

Academy Securities, Inc.

BBVA Securities Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Loop Capital Markets LLC

Morgan Stanley & Co. LLC

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

Standard Chartered Bank

Truist Securities, Inc.

	2033 Notes	2053 Notes

Principal Amount:	$750,000,000	$450,000,000

Maturity Date:	June 15, 2033	June 15, 2053

Coupon:	4.750% per annum, payable semi-annually	5.250% per annum, payable semi-annually

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2023	June 15 and December 15, commencing June 15, 2023

Underwriting Discount:	0.450%	0.875%

Net Proceeds, Before Expenses, to Issuer:	$745,237,500	$445,288,500

Benchmark Treasury:	3.500% due February 15, 2033	4.000% due November 15, 2052

Benchmark Treasury Price / Yield:	101-01+ / 3.374%	106-02+ / 3.662%

Spread to Benchmark Treasury:	+140 basis points	+160 basis points

Reoffer Yield:	4.774%	5.262%

Price to Public:	99.815% of the principal amount, plus accrued interest from March 30, 2023, if any	99.828% of the principal amount, plus accrued interest from March 30, 2023, if any

Optional Redemption:	Prior to March 15, 2033 (three months prior to their maturity), based on the Treasury Rate plus 25 basis points, or on or after March 15, 2033, at par.	Prior to December 15, 2052 (six months prior to their maturity), based on the Treasury Rate plus 25 basis points, or on or after December 15, 2052, at par.

CUSIP/ISIN:	74340X CE9 / US74340XCE94	74340X CF6 / US74340XCF69

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

We expect to deliver the Notes against payment for the Notes on or about March 30, 2023, which is the fifth business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to March 30, 2023 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, PNC Capital Markets LLC toll-free at 1-855-881-0697, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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